June 15, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-7010

Attention:	H. Christopher Owings, Assistant Director

Re:	Quicksilver Gas Services LP
Amendment No. 2 to Registration Statement on Form S-1
Filed February 12, 2007
File No. 333-140599
Ladies and Gentlemen:
     We have received your letter dated April 26, 2007, pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Amendment No. 1 to the Registration Statement on Form S-1 that we filed with the SEC on February 12, 2007 (File No. 333-140599) (the “Registration Statement”). In response to those comments, (a) we have filed today Amendment No. 2 to the Registration Statement, and (b) we are submitting this response letter to you.
     Please note that the pro forma financial information included in the Registration Statement reflects changes in the terms of the transaction, as well as changes in response to the Staff’s comments.
     For your convenience, the comments contained in your letter are set forth below verbatim in italicized text. Our responses appear below in the plain text following the copies of your comments.
Summary, page 1
1.	We note your response to comment 4 in our letter dated March 14, 2007. We continue to note that sections of your summary are identical to your disclosures found in your business discussion. For example, your disclosures concerning the advantages of your relationship with Quicksilver Resources Inc. are identical. Please revise or advise.

Response: We have further revised and abbreviated the Summary section in response to the Staff’s comment. Please see pages 1-3.

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2007

2.	We note your response to comment 5 in our letter dated March 14, 2007. We further note that you have taken the data from the cited reports or studies and submitted the data in a spreadsheet. Please send us copies of the actual documents to us, appropriately marked to highlight the sections relied upon, so we can verify the veracity of the data quoted in your disclosure document.

Response: We acknowledge the Staff’s comment and have supplementally provided the cited reports, spreadsheets and other data to the Staff in Annexes B-D discussed in this response. The list attached hereto as Annex A references the documentary evidence substantiating various statements we made in the Registration Statement, as provided supplementally with our response to the Staff’s comment letter dated March 14, 2007 and in connection with our filing of Amendment No. 1 to the Registration Statement. Each of the statements referenced in Annex A has a tab # set forth opposite it under the column entitled “Tab #.” We have identified the source of each of those statements in Annexes B-D and flagged the appropriate page in Annexes B-D with a corresponding tab #.

Our disclosure referenced in Annex A includes several statements attributable to the Energy Information Administration and Baker Hughes, Inc., all of which is publicly available and not prepared specifically for us. We have provided a copy of the relevant chapters of the Energy Information Administration reports used as a data source for the S-1 attached hereto as Annex B. We have also provided instructions for accessing Baker Hughes, Inc.’s Historical Rig Count Database to obtain the drilling rig information used in the Registration Statement, which are attached hereto as Annex C.

In addition, as mentioned in our disclosure in the Registration Statement, we commissioned and obtained some industry information from W. D. Von Gonten & Company. To further disclose data sources used to make qualitative industry statements, below please find a detailed research request list submitted to W. D. Von Gonten & Co. This list was provided as part of research query regarding the Fort Worth Basin (as defined in the S-1), Barnett Shale play and related North American oil and natural gas industry.

Research Requests:

1. 2001 to 2006 annual oil and natural gas production from (i) the Fort Worth Basin, (ii) total US onshore market and (iii) Quicksilver’s Fort Worth Basin production

2. 2001 to 2006 annual wells drilled in (i) Fort Worth Basin, (ii) total US onshore market and (iii) by Quicksilver in the Fort Worth Basin

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2007

3. 2001 to 2006 average annual rig count in (i) Fort Worth Basin, (ii) total US onshore market and (iii) operated by Quicksilver in the Fort Worth Basin

4. The above data for the counties where Quicksilver operations are located as a percentage of the Fort Worth Basin

We received information responses from W.D. Von Gonten & Co. via e-mail as attached Excel© spreadsheets. W.D.Von Gonten & Co. compiled the information using a combination of publicly available and fee-based data sources. All publicly available data provided in the information responses has been attached hereto as Annex B and Annex C, as previously mentioned. For the fee-based data sources, W.D.Von Gonten & Co. utilized proprietary databases provided to it by subscription from IHS Inc. and Drilling Info Inc., rather than published reports. As a result, no reports or studies are available to us to provide as a part of data source disclosure pertaining to the fee-based data sources. We have provided copies of the spreadsheet worksheets relevant to the data quoted in the Registration Statement, attached hereto as Annex D, and have provided a disc containing a copy of the master Excel© file, which contains all information received from W.D. Von Gonten & Co. relating to the our research request.
Formation Transactions and Partnership Structure, page 4
3.	We note your indication here and elsewhere in your registration statement that the final allocation of common and subordinated units to be issued to Quicksilver and the Private Investors is not yet known as there will be adjustments for reimbursements to Quicksilver for funds advanced by it for capital expenditures starting in January, 2007 to the date of closing. In an appropriate place in this registration statement, please explain how these adjustments will be calculated and what formula, if any, determines how many units will be issued. If you know how many additional units will need to be issued as of a current date, please indicate this amount. Also, explain why the amounts allocated to the Private Investors will also be adjusted.

Response: We acknowledge the Staff’s comments and we have revised the disclosure accordingly. We have updated the allocation of common and subordinated units to be issued based on contributions made by Quicksilver and the Private Investors as of the filing date. The final allocation of common and subordinated units to be issued to Quicksilver and the Private Investors will be adjusted again at the time we print preliminary prospectuses for contributions made from the filing date through the time of the printing of preliminary prospectuses, and will not change after that date. The

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2007

allocation of common and subordinated units to be issued will be based on each investor’s proportionate share of total contributions. Please see page 4.
The Offering, page 8
4.	In your discussion of “Use of Proceeds,” you state that the distribution to Quicksilver of $102.4 million is a return of most of the initial investment by Quicksilver. Revise to disclose the total amount of the initial investment by Quicksilver.

Response: We have revised the disclosure to include the total investment by Quicksilver and to disclose that the distribution will constitute a return of all the initial investment by Quicksilver and the Private Investors. Please see page 8.
Risk Factors, page 14
We Depend on our Cowtown Plant and our Cowtown Pipeline ... Page 18
5.	Please expand your disclosure to more specifically describe the “material adverse effect” that could result.

Response: We have revised the disclosure in the risk factor accordingly. Please see page 19.
Use of Proceeds, Page 34
6.	Please update this discussion to make it consistent with that information that already appears on page 8 with respect to the summary discussion of the Use of Proceeds.

Response: We have updated the disclosure to make it consistent with the information on page 8. Please see page 36.
Our Cash Distribution Policy and Restrictions on Distributions, page 37
7.	We note your response to comment 17 in our letter dated March 14, 2007. Please expand your disclosure to provide a brief description of any material financial test or covenants

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2007

so the investor can evaluate the impact of these provisions on your ability to meet your cash distribution policy in the context of the discussion that appears here.

Response: We have expanded the disclosure accordingly. Please see pages 41-42.
Quicksilver Gas Services LP, Unaudited Pro Forma Available Cash for the Year Ended December 31, 2006, page 40
8.	We have read your response to comment 19 in our letter dated March 14, 2007. We note that you expect to have an executed credit agreement or binding commitment letter from a lender and that you will revise your disclosure once a committed rate is known. Please separately disclose the amount of interest expense calculated for your capital expenditures from the amount of interest expense calculated for the $50 million in borrowings to be used towards the distribution to Quicksilver and the Private Investors. After reviewing this information once it is revised, we may raise additional comments.

Response: We have revised the table and footnote disclosure accordingly; the amount of interest expense is calculated based on the rate included in the commitment letter from our lender. We expect to have an executed agreement prior to the closing of this offering. Please see pages 46-47.

9.	We note you deleted the pro forma cash interest expense associated with the $50 million in borrowings under your revolving credit facility. The pro forma adjustment to the statement of operations gives effect to the closing of the offering as of January 1, 2006 as you indicate on page 11. As such we would expect interest expense to be reflected on $50 million for the entire period at the committed rate in the event you are able to factually support giving effect to a revolving credit facility. Please revise as appropriate.

Response: We have revised the table and footnote disclosure accordingly. Please see pages 46-47.

10.	Reference is made to comment 20 in our letter dated March 14, 2007. Your revision assumes a drawdown on a credit facility for which you do not yet have a commitment for funding. We reiterate our prior comment.

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2007

Response: We have revised the disclosure accordingly; the drawdown on our credit facility is based on the commitment letter from our lender. We expect to have an executed agreement prior to the offering. Please see pages 46-47.

11.	Reference is made to comment 22 in our letter dated March 14, 2007. We note the disclosure added on page 37 describing what the general partner considers in establishing cash reserves, however, please disclose the amount of cash reserves established in deriving your pro forma available cash for the year ended December 31, 2006. If no cash reserves have been established, as it appears, please footnote the line “Pro Forma Available Cash” in the amount of $0.4 to disclose that no general cash reserves have been assumed.

Response: We have revised the footnote disclosure to state that we have assumed that the general partner did not establish any cash reserves for purposes of the presentation in the Form S-1. Please see page 48.
Financial Forecast for the Twelve Months Ending June 30, 2008, page 43
Statement of Forecasted Results of Operations and Minimum Estimated EBITDA, page 45
12.	You indicate the cash interest expense is net. Please disclose the nature and amounts netted with interest expense.

Response: We have deleted the word “net” from the line item in the table. Please see page 50.
Assumptions and Considerations, page 45
13.	We note your response to comment 25 in our letter dated March 14, 2007 that you have included $250,000 of non-cash expense attributable to unit awards under the 2007 Equity Plan. As previously stated, it appears you are assuming no units will be issued or entitled to distributions. Please expand your disclosure to explain why you are assuming no cash distributions and only non-cash expense associated with any units that may be awarded under the Equity Plan. If you are assuming that any amounts or cash distributions associated with the Equity Plan are immaterial to your forecasted results and estimated cash available for distribution, disclose the basis for that assumption.

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2007

Response: We intend to grant $1,770,000 of phantom units effective at the closing of the offering. Each of the non-employee directors of the Company will receive a grant of $40,000 of phantom units. One-third of these phantom units will vest on the first business day of each of the first three calendar years beginning after the date of grant. Each phantom unit will entitle the non-employee director to receive one unit with respect to the phantom unit that becomes vested. We have determined that the additional cash distributions related to these units will be $1,350 for the twelve months ended June 30, 2008 and, therefore, are immaterial.

In addition, each of the executive officers of the Company and certain other individuals will receive phantom units. One-third of these phantom units will vest on the first business day coinciding with or following each of the first three anniversaries of the date of grant. Each vested phantom unit will entitle the participant to receive a lump sum cash payment equal to the market value per unit determined as of the date the phantom units become vested. Please see page 101.

14.	We have read your responses to comments 26 and 27 in our letter dated March 14, 2007. Your estimate of $49.5 million in capital expenditures for the twelve month period ended June 30, 2008 is not clear in relation to the $85 million budgeted for the eighteen month period ended June 30, 2008. Please illustrate to us the dollar amount budgeted for each item, the amount of expenditures made through March 31, 2007, the amount budgeted for the six months ended June 30, 2007 and the amount budgeted for the twelve months ended June 30, 2008. Include the stage of completion for each capital expenditure including the number of well connects for each period.

Response: We have revised the disclosure to provide additional details regarding our capital expansion projects, the budgeted amounts for 2007 and for the twelve months ended June 30, 2008. Please see page 52.

15.	Please refer to comment 27 in our letter dated March 14, 2007. We note you have revised your estimate to $22.2 million for additional well connections for the twelve months ended June 30, 2008. Based on your response to comment 27 that you expect 193 wells to be drilled during the 12-month period ending June 30, 2008 and your disclosure that you estimate the average cost of $150,000 for each new well connect, it would appear $28.95 million is needed for capital expenditures for well connects. Please revise as appropriate.

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2007

Response: We have revised the disclosure to provide additional details regarding our capital expansion projects, the budgeted amounts for 2007 and for the twelve months ended June 30, 2008. Please see page 52.

16.	We note your revised average debt level of $74.8 million which appears to be based on the $50 million draw at the time of the transaction and estimated capital expenditures of $49.5 million assumed to be drawn evenly throughout the twelve months ended June 30, 2008. Please expand your disclosure to explain the funding of the capital expenditures of $35.5 million that will presumably be made subsequent to December 31, 2006 and prior to June 2007 and the form of reimbursement to Quicksilver and the Private Investors.

Response: We have revised the disclosure to reflect that capital expenditures incurred between March 31, 2007 and the offering will be reflected as contributions by Quicksilver. To the extent Quicksilver and the Private Investors are not reimbursed for all of their investment from the net proceeds of the offering and the $50 million subordinated note payable to Quicksilver, the remaining balance will be reimbursed using borrowings from our revolving credit facility. Please see page 52.
Provisions of Our Partnership Agreement Relating to Cash Distribution, page 50
17.	In your discussion of the Subordination Period, you mention that the subordination period will end if the unitholders remove your general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal. Considering the general partner holds a controlling number of units, it seems unlikely that this event will occur. Please revise to acknowledge that this consequence is unlikely.

Response: We acknowledge the Staff’s comment and we have revised the disclosure accordingly. Please see page 60.
Business Strategies, page 75
18.	We note your responses to prior comment 31 in our letter dated March 14, 2007. Please also revise to state any potential acquisitions that are currently under consideration and describe them or, if none are currently under consideration, please state this.

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2007

Response: We have revised the disclosure to state that there are no potential acquisitions currently under consideration. Please see page 83.
Competitive Strengths, page 76
19.	We note your response to comment 32 in our letter dated March 14, 2007. Please augment your disclosure to provide a more robust discussion of the principal challenges or risks facing the company so that such disclosure is equally as prominent as the disclosure you present about your strengths.

Response: We have augmented the disclosure to include a discussion of the challenges and risks facing our business. Please see the heading “Competitive Challenges and Risks” and the disclosure on pages 84-85.
Competition, page 81
20.	We note your response to comment 34 in our letter dated March 14, 2007. Please revise your disclosure so an investor can assess how you compare to your competitors in the Fort Worth Basin.

Response: We have revised the disclosure to clarify that (i) we do not currently face any significant competition in the Quicksilver Counties, and (ii) if we expand our business in the future through organic growth or acquisitions, we may compete with other systems located in the Fort Worth Basin. Please see page 90.
Quicksilver Gas Services LP
Unaudited Pro Forma Combined Financial Statements, page F-2
21.	Please refer to comments 39 and 40 in our letter dated March 14, 2007. We reiterate our comments until such time as you have an executed credit agreement or binding commitment letter in place. After reviewing this information once it is revised, we may raise additional comments.

Response: We acknowledge the Staff’s comments and we have revised the pro forma financials and related disclosure accordingly; the amount of interest expense is calculated

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2007

based on the rate included in the commitment letter from our lender. We expect to have an executed agreement prior to the offering. Please see pages F-7-F-8.
Quicksilver Gas Services Predecessor
Combined Statements of Cash Flows, page F-10
22.	We have read your response to comment 41 in our letter dated March 14, 2007. It is not clear how you were able to conclude that accounts receivable due from the parent and other third parties for sales are not trade receivables and operating cash inflows. You state that receivables from your parent and third parties are considered loans because of centralized cash management. Please explain your rationale for concluding that because the cash inflows went to a centralized cash account instead of an individual account the receivables from sales are loans and not trade receivables. Paragraph 22(a) of SFAS 95 requires that cash inflows from the sales of services or goods be classified as an operating cash flow. Please advise or revise.

Response: Based on discussions with the Staff, the amounts previously reported as accounts receivable — parent are more appropriately considered as a component of net parent equity. Accordingly, the periods presented reflect reclassifications reducing the net parent equity balance on the Combined Balance Sheets by $2,614,494 and $9,801,302 as of December 31, 2005 and 2006, respectively. The reclassifications reduce the net cash used in investing activities and the net cash provided by financing activities on the Combined Statements of Cash Flows by $30,831, $2,583,663, and $7,186,807 for the period from January 21, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006, respectively, and also reduce the net change in parent contributions on the Combined Statements of Net Parent Equity by the same amounts for the same periods. Please see page F-12.
Note 4. Related Party Transactions, page F-15
23.	We have read your responses to comment 44 in our letter dated March 14, 2007 and that the net change in parent advances reflects only the contributions by Quicksilver Resources Inc. to fund property, plant and equipment additions. Please explain then why the contribution amounts for property, plant and equipment additions reflected in the Combined Statements of Net Parent Equity on page F-11 are different from the amounts disclosed in Note 4. Disclose what is netted against the contribution amounts in the Combined Statements of Net Parent Equity. Further, as previously requested, include

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2007

disclosure of the financing arrangements with the parent. You state in your response there were no interest charges. Please disclose that fact. Further, where an interest charge on intercompany debt has not been provided, appropriate disclosure would include an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period for which an income statement is presented. The analysis of the intercompany accounts should include a listing of transactions (e.g., the allocation of costs, intercompany purchases, and cash transfers between entities) for each period for which an income statement is presented, reconciled to the intercompany accounts reflected in the balance sheets. For example, please provide a listing of transactions reconciled the to the accounts receivable-parent balance of $9,801,302 at December 31, 2006. Refer to SAB Topic 1.B.

Response: We have revised the Related Party footnote (Note 4) to provide a reconciliation of the components of the change in net parent equity. The net parent equity balances have been revised to reflect the reclassification discussed in the response to comment 22. Please see pages F-18-F-19.
* * * *

Securities and Exchange Commission
Division of Corporation Finance
June 15, 2007

     We are filing this letter and Amendment No. 2 to the Registration Statement today via EDGAR.
     If you have any further comments, please contact the undersigned by telephone at (817) 665-4939 or by fax at (817) 665-5004, with a copy to Michael O’Leary of Andrews Kurth LLP, by fax at (713) 238-7130. We thank you in advance for your prompt consideration of our responses.

Very truly yours, QUICKSILVER GAS SERVICES LP
By:	QUICKSILVER GAS SERVICES GP LLC, its general partner
By:	/s/ John C. Cirone
John C. Cirone

Enclosures

cc:	Scott Anderegg, SEC
Michael Moran, SEC
Donna DiSilvio, SEC
Mara Ransom, SEC
G. Michael O’Leary, Andrews Kurth LLP
Henry Havre, Andrews Kurth LLP
D. Alan Beck, Jr., Vinson & Elkins L.L.P.
Alan P. Baden, Vinson & Elkins L.L.P.